UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Adverum Biotechnologies, Inc.

(Name of Subject Company)

Adverum Biotechnologies, Inc.

(Name of Persons Filing Statement)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

00773U207

(CUSIP Number of Class of Securities)

Laurent Fischer, President

Chief Executive Officer

Adverum Biotechnologies, Inc.

100 Cardinal Way

Redwood City, California 94063

(650) 656-9323

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Aneta Ferguson General Counsel Adverum Biotechnologies, Inc. 100 Cardinal Way Redwood City, California 94063 (650) 656-9323	Jason L. Kent William Roegge Cooley LLP 55 Hudson Yards New York, New York, 10001 (212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 7, 2025 (together with the exhibits thereto, the “Schedule 14D-9”) by Adverum Biotechnologies, Inc., a Delaware corporation (“Adverum”). The Schedule 14D-9 relates to the tender offer by Flying Tigers Acquisition Corporation, a Delaware corporation (“Purchaser”) and direct wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the issued and outstanding shares (the “Shares”) of Adverum’s common stock, par value $0.0001 per share, in exchange for (i) $3.56 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (each, a “CVR” and collectively, the “CVRs”) per Share, which represents the contractual right to receive up to two contingent cash payments of up to an aggregate of $8.91 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of both specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into by and among Parent, Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of November 7, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement (the “Schedule TO”) filed jointly by Parent and Purchaser with the SEC on November 7, 2025.

Since the initial filing of the Schedule 14D-9, two complaints were filed (captioned Weiss v. Adverum Biotechnologies, Inc. et al., Case No. 659825/2025 (N.Y. Sup. Ct. filed November 18, 2025), and Miller v. Adverum Biotechnologies, Inc. et al., Case No. 659834/2025 (N.Y. Sup. Ct. filed November 18, 2025), in each case, by purported stockholders of the Company challenging certain disclosures in the Schedule 14D-9 (collectively, the “Complaints”). In addition, Adverum has received fourteen demand letters, and a demand letter seeking books and records pursuant to Section 220 of the Delaware General Corporation Law, from purported stockholders of the Company (“Demand Letters”), challenging certain disclosures in the Schedule 14D-9. Adverum believes that the disclosures originally set forth in the Schedule 14D-9 comply fully with all applicable laws and denies the allegations in the Complaints and Demand Letters. However, solely to avoid the risk of delay to the Transactions, to minimize any associated costs, risks, and uncertainties, and to provide additional information to its stockholders, Adverum is voluntarily supplementing certain disclosures in the Schedule 14D-9 with the information set forth below under the sections titled “Item 4. The Solicitation or Recommendation” and “Item 8. Additional Information” (collectively, the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Adverum specifically denies all allegations in the Complaints and Demand Letters, including that any additional disclosure was or is required or material.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the bold, underlined text in the below paragraph under the section titled “Background of the Offer” on page 32 as follows:

“On September 15, 2025, Lilly sent to Adverum a non-binding proposal providing for an acquisition of all outstanding shares of Company Common Stock for an aggregate of $91 million in cash at closing, as well as CVRs contemplating potential payment of an aggregate of $25 million upon FDA approval of Ixo-vec for the treatment of wet age-related macular degeneration (“wet AMD”). The proposal stated that Lilly did not have sufficient information to provide terms on a per share basis and that Adverum would be responsible for funding its business through closing of the proposed transaction. The proposal did not include any terms relating to employee, officer or director retention, or to any compensation or similar arrangements with any employee, officer or director.”

2.	By adding the bold, underlined text in the below paragraph under the section titled “Background of the Offer” on page 33 as follows:

“On October 2, 2025, Lilly sent Adverum a revised non-binding acquisition proposal, the terms of which included an aggregate of $100 million in cash at closing, as well as up to an aggregate of $250 million in value in the form of CVRs, with: (i) up to $50 million payable upon achievement of FDA approval of Ixo-vec for the treatment of wet AMD; and (ii) up to $200 million upon the achievement of worldwide net sales for Ixo-vec of greater than $1 billion. The proposal stated that Lilly believed an acquisition of Adverum, rather than a licensing arrangement, was in the best interests of both parties. The proposal also stated that Lilly expected that Adverum would be responsible for funding its business through closing of the transaction. The proposal noted that Lilly did not anticipate sending any further proposals. The revised proposal also did not include any terms relating to employee, officer or director retention, or to any compensation or similar arrangements with any employee, officer or director.”

3.	By adding the bold, underlined text in the below paragraph under the section titled “Background of the Offer” on page 36 as follows:

“On October 23, 2025, Lilly sent a revised proposal which retained the existing economics of Lilly’s October 2 proposal but specified the per share consideration for the transaction as follows: (i) $3.56 per share in cash payable at closing plus (ii) one non-tradable CVR that entitles the holder to receive up to an additional $8.91 per CVR in cash upon the achievement of two milestones described below, for a total potential per share consideration of up to $12.47. The CVR provides payments if and when the following are achieved: (1) up to $1.78 per CVR in cash payable upon U.S. approval of Ixo-vec prior to the seventh anniversary of closing and (2) up to $7.13 per CVR in cash payable upon the first achievement of annual worldwide net sales of Ixo-vec by Lilly, its affiliates or licensees exceeding $1.0 billion dollars prior to the tenth anniversary of closing. The revised proposal also did not include any terms relating to employee, officer or director retention, or to any compensation or similar arrangements with any employee, officer or director.”

4.	By removing the strikethrough text and adding the bold, underlined text in the below paragraph under the section titled “Summary of Financial Analyses—Offer Price Analysis” on page 46 as follows:

“Aquilo Partners reviewed and analyzed the present value of the CVRs using two approaches, each based on the probability of success of achieving the First Milestone and the Second Milestone, as described more fully under the section captioned “— Certain Financial Projections”. In the first approach, Aquilo Partners used industry probabilities ~~applied probability adjustments to account for the probability~~ of clinical and regulatory success included in Biotechnology Innovation Organization’s Clinical Development Success Rates 2011-2020, published in 2021, to apply an overall probability of clinical and regulatory success of 48% and a discount rate of 15% to calculate the probability-adjusted present value of the CVRs. In the first approach, based on its industry experience and knowledge, Aquilo Partners also applied an additional 50% probability adjustment to achieving the net sales level needed to trigger the Second Milestone. In the second approach, based on its industry experience and knowledge, Aquilo Partners applied a discount rate of 30% and no separate probability adjustment to calculate the present value of the CVRs. The present value of the CVRs was then determined as the average of the two present value determinations, resulting in a probability-adjusted present value for one CVR of $1.72. As such, Aquilo Partners calculated the aggregate implied probability-adjusted Offer Price per share, including both the upfront cash payment and the present value of a CVR, as approximately $5.28.”

5.	By removing the strikethrough text and adding the bold, underlined text in the below paragraphs under the section titled “Summary of Financial Analyses—Liquidation Analysis” on page 46 as follows:

“Prior to the execution of the Merger Agreement, Company Management indicated to Aquilo Partners that the Company had been unable to secure sufficient funding to execute its standalone business plan in its current form and that, absent the Transactions or an alternative sale or exclusive licensing arrangement, the Company intended to begin an orderly wind-down of operations (a “Liquidation”). Company Management provided Aquilo Partners with a liquidation analysis prepared by Company Management and approved for use in Aquilo Partners’ analysis by the

Company Board to estimate the potential cash available for distribution to the holders of Company Common Stock in the case of a Liquidation of the Company. The liquidation analysis, as further described in the section captioned “— Management Dissolution Analysis” included Company Management’s estimated cash balance of $0.9 million as of October 31, 2025, assumed that the Company would cease operations on November 1, 2025, and assumed payment of estimated contingent liabilities, excluding transaction-related fees and expenses. In Aquilo Partners’ professional judgment, the liquidation analysis was the most relevant analysis for purposes of rendering its opinion.

Based on the foregoing and ~~the estimated number of fully-diluted~~ assuming 28,012,100 shares outstanding (using the treasury stock method) as of October 31, 2025, Aquilo Partners calculated the estimated cash available for distribution to the holders of Company Common Stock to be approximately $0.03 per share and zero per share if the liquidation analysis had included transaction-related fees and expenses. This analysis is illustrative only and is not intended to predict the actual proceeds that would have been received in an orderly wind-down of the Company.”

6.

By (i) removing the strikethrough text and adding the bold, underlined text in the below paragraph; and (ii) adding the bold text to the existing table, each under the section titled “Summary of Financial Analyses—Other Analyses Performed—Comparable Public Company Trading Analysis” on pages 46 and 47 as follows:

“Aquilo Partners reviewed, analyzed and compared the Company to eight publicly-traded ophthalmology companies in which the lead product candidate was in a mid- or late-stage clinical development or awaiting regulatory approval. In selecting these companies, Aquilo Partners identified companies with a lead product candidate in clinical development, targeting retinal or other back-of-eye diseases that Aquilo Partners viewed as generally relevant for purposes of its analysis. The following list sets forth the comparable companies selected by Aquilo Partners and ~~their enterprise value as of October 23, 2025~~ for each company, as of October 23, 2025, the per share closing price, market capitalization, the amount of net cash (cash less debt) most recently publicly-reported, and enterprise value (market capitalization less net cash):

Company	Per Share Closing Price ($)	Market Capitalization ($ in million)	Net Cash ($ in million)	Enterprise Value ($ in million)
4D Molecular Therapeutics, Inc.	10.00	467	270	197
Kalaris Therapeutics, Inc.	4.89	91	88	3
Kiora Pharmaceuticals, Inc.	2.54	9	20	(12)
Kodiak Sciences Inc.	17.11	902	39	863
Ocugen, Inc.	1.53	478	14	464
Opus Genetics, Inc.	2.00	126	31	95
Outlook Therapeutics, Inc.	1.30	58	(26)	84
REGENXBIO Inc.	12.58	635	52	584

7.

By (i) removing the strikethrough text and adding the bold, underlined text in the below paragraph; and (ii) adding the bold text to the existing table, each under the section titled “Summary of Financial Analyses—Other Analyses Performed—Comparable Transaction Analysis” on page 47 as follows:

“Aquilo Partners reviewed, analyzed and compared the Transactions to acquisitions of companies with disclosed financial terms and upfront equity values of at least $10 million that had been announced since the beginning of 2019, where the target company had its lead product candidate in clinical development for an ophthalmology indication, and that Aquilo Partners viewed as generally relevant for purposes of its analysis. The following list sets forth the acquirers, the targets, the ~~upfront equity values, and the~~ month and year the transactions were announced, the upfront equity values (upfront payments), milestones (contingent payments), and total deal value (upfront payments plus contingent payments):

Acquirer	Target	~~Upfront Equity Value ($ in million)~~	Announced	Upfront Equity Value ($ in million)	Milestones ($ in million)	Total Deal Value ($ in million)
Merck & Co, Inc.	Eyebiotech Limited	~~1,300~~	May 2024	1,300	1,700	3,000
NAYA Biosciences, Inc.	Florida Biotechnologies, Inc.	~~20~~	January 2024	20	5	25
Syncona Limited	Applied Genetic Technologies Corporation	~~24~~	October 2022	24	50	74

Acquirer	Target	~~Upfront Equity Value ($ in million)~~	Announced	Upfront Equity Value ($ in million)	Milestones ($ in million)	Total Deal Value ($ in million)
Novartis AG	Gyroscope Therapeutics Holdings plc	~~800~~	December 2021	800	700	1,500
Kala Pharmaceuticals, Inc.	Combangio, Inc.	~~21~~	November 2021	21	105	126
Biogen Inc.	Nightstar Therapeutics plc	~~800~~	March 2019	800	—	800
Aldeyra Therapeutics, Inc.	Helio Vision, Inc.	~~13~~	January 2019	13	13	25

8.

By (i) adding the bold, underlined text in the below paragraph; and (ii) adding the bold text to the existing table, each under the section titled “Summary of Financial Analyses—Other Analyses Performed—Comparable Transaction Analysis” on pages 47 and 48 as follows:

“Aquilo Partners also reviewed, analyzed and compared the Company to U.S. publicly-traded biotechnology companies spanning all therapeutic areas and stages of development with upfront equity values between $25 million and $400 million and negative implied enterprise values that were acquired for cash consideration in transactions announced since the beginning of 2023, and that Aquilo Partners viewed as generally relevant for purposes of its analysis. The following list sets forth the acquirers, targets, the month and year the transactions were announced, the upfront equity values (upfront payments), the amount of net cash (cash less debt) last publicly-reported by each target prior to its acquisition, and the ratio of each transaction’s upfront equity value to the target’s net cash balance:

Acquirer	Target	Announced	Upfront Equity Value ($ in million)	Net Cash ($ in million)	Upfront Equity Value / Net Cash
XOMA Royalty Corporation	HilleVax, Inc.	August 2025	98	136	0.72x
Concentra Biosciences, LLC	iTeos Therapeutics, Inc.	July 2025	334	510	0.65x
Concentra Biosciences, LLC	IGM Biosciences, Inc.	July 2025	76	104	0.73x
Concentra Biosciences, LLC	Kronos Bio, Inc.	May 2025	35	76	0.46x
Concentra Biosciences, LLC	Allakos Inc.	April 2025	31	55	0.55x
XOMA Royalty Corporation	Kinnate Biopharma Inc.	February 2024	122	161	0.76x
Pathos AI, Inc.	Rain Oncology Inc.	December 2023	42	77	0.55x
Concentra Biosciences, LLC	Theseus Pharmaceuticals, Inc.	November 2023	182	222	0.82x
MediPacific, Inc.	Pardes Biosciences, Inc.	July 2023	131	153	0.86x
Concentra Biosciences, LLC	Jounce Therapeutics, Inc.	March 2023	97	180	0.54x

9.	By adding the bold, underlined text to the existing table under the section titled “—Certain Financial Projections— Projections (Non-Risk-Adjusted)” on page 52 as follows:

Projections (Non-Risk-Adjusted)

(amounts in millions)

	2025(1)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Net Sales(2)	$—	$—	$—	$—	$274	$931	$1,704	$2,356	$2,874	$3,250	$3,408	$3,429	$3,051	$2,672	$2,324	$1,997	$1,686	$1,543	$1,541	$1,545	$1,552
COGS(6)	—	—	—	—	10	37	70	98	120	136	144	147	132	115	98	83	68	61	61	62	62
License Fees Owed(7)	0	0	0	0	11	43	51	18	—	—	—	—	—	—	—	—	—	—	—	—	—
Gross Profit(3)	$(0)	$(0)	$(0)	$(0)	$253	$852	$1,583	$2,240	$2,754	$3,114	$3,264	$3,282	$2,919	$2,558	$2,226	$1,914	$1,618	$1,481	$1,480	$1,484	$1,490
EBIT(4)	$(55)	$(225)	$(219)	$(278)	$(15)	$479	$1,021	$1,559	$2,021	$2,346	$2,474	$2,477	$2,160	$1,854	$1,574	$1,312	$1,093	$995	$994	$998	$1,003
Milestone Payments Owed	0	—	—	0	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provision for Income Tax	—	—	—	—	—	—	212	468	606	704	742	743	648	556	472	394	328	299	298	299	301
Tax Effected EBIT(8)	$(55)	$(225)	$(219)	$(278)	$(15)	$479	$808	$1,091	$1,415	$1,643	$1,732	$1,734	$1,512	$1,298	$1,102	$918	$765	$697	$696	$698	$702
Adjustments for Cash(9)	0	1	1	(38)	(53)	(130)	(153)	(129)	(103)	(74)	(31)	(4)	76	76	70	65	62	29	0	(1)	(1)
Free Cash Flow(5)	$(55)	$(224)	$(218)	$(316)	$(68)	$350	$655	$962	$1,312	$1,568	$1,701	$1,730	$1,588	$1,374	$1,172	$984	$827	$725	$696	$697	$701

(1)	Projected financial information for fiscal year 2025 reflected in this table is only for the calendar months of November and December.
(2)	Represents net sales from Ixo-vec.

(3)	Gross Profit is calculated as net sales less cost of goods sold, which includes license fees owed to third parties. Gross profit does not include depreciation and amortization expense.
(4)	EBIT is a non-GAAP financial measure that is calculated as net earnings (loss) before interest expense and income tax expense. EBIT does not include depreciation and amortization expense.
(5)

Free Cash Flow refers to Unlevered Free Cash Flow and is a non-GAAP financial measure that is calculated as EBIT less (i) milestone payments owed, and (ii) income taxes, plus or minus (iii) cash adjustments, including for changes in working capital and capital expenditures.

(6)	The Company’s management assumed cost of goods sold to be $1,000 / unit.
(7)

The License Fees Owed by the Company refer to (i) the annual maintenance fees, milestones and royalties due under the Company’s license agreement with Regents of the University of California, assumed to expire in 2032; and (ii) the annual maintenance fees and royalties due under the Company’s license agreement with Virovek, assumed to expire in 2030.

(8)	Tax-Effected EBIT is a non-GAAP financial measure that is calculated as EBIT, less estimated tax expense. The Company’s management assumed a 30% income tax rate, accounting for net operating losses.
(9)	Adjustments for cash include adjustments for depreciation and amortization costs, changes in working capital and capital expenditures.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by deleting the sentence under the section titled “Legal Proceedings” on page 60 of the Schedule 14D-9 and replacing it with the following paragraphs:

“Since the initial filing of the Schedule 14D-9, two complaints have been filed in state court in New York by purported Adverum stockholders against Adverum and the Company Board in connection with the Transactions: Weiss v. Adverum Biotechnologies, Inc. et al., Case No. 659825/2025 (N.Y. Sup. Ct. filed November 18, 2025), and Miller v. Adverum Biotechnologies, Inc. et al., Case No. 659834/2025 (N.Y. Sup. Ct. filed November 18, 2025). The foregoing complaints are referred to as the “Complaints.” The Complaints purport to allege negligence and negligent misrepresentation claims under New York common law relating to the Schedule 14D-9. The Complaints seek, among other things, an injunction enjoining consummation of the Offer, the Merger and the Transactions, rescission of the Offer, the Merger or the Transactions, or an award of actual and punitive damages, if consummated, costs, including attorneys’ fees and experts’ fees and expenses, and an order directing that certain information allegedly omitted from the Schedule 14D-9 be disclosed.

In addition to the Complaints, as of December 1, 2025, Adverum has received fourteen demand letters, and a demand letter seeking books and records pursuant to Section 220 of the Delaware General Corporation Law (the “Demand Letters”), from purported Adverum stockholders. The Demand Letters generally seek that certain information allegedly omitted from the Schedule 14D-9 be disclosed.

Additional demand letters or lawsuits may be received by or filed against Adverum, the Company Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and this Schedule 14D-9. If additional or similar demand letters are sent or complaints are filed, Adverum and Parent will not necessarily announce such additional filings.”

Item 12. Exhibits.

Item 12 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(J)*	Press Release, dated December 1, 2025, issued by Adverum Biotechnologies, Inc.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2025

Adverum Biotechnologies, Inc.

By:	/s/ Laurent Fischer
Name: Laurent Fischer, M.D.
Title: Chief Executive Officer